UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 10-SB/12g/A
___________________

General Form for Registration of Securities of Small Business Issuers Under Section 12(g) of the Securities Exchange Act of 1934

UNLIMITED COATINGS CORPORATION
(Exact Name of Registrant As Specified In Its Charter)

NEVADA	88-0225318
(State of Incorporation)	(I.R.S. Employer Identification No.)

601 CIEN STREET, SUITE 235, KEMAH, TX	77565
(Address of Principal Executive Offices)	(ZIP Code)

Registrant's Telephone Number, Including Area Code: (281) 334-9479

Securities to be Registered Under Section 12(b) of The Act:
None
(Title of Class)

Securities to be Registered Under Section 12(g) of The Act:
Common Stock, $0.0001
(Title of Class)

PART III
ITEM 1.	INDEX TO EXHIBITS	23

PART I

ITEM 1. DESCRIPTION OF BUSINESS Back to Table of Contents

Some of the statements contained in this registration statement on Form 10-SB/12g/a of Unlimited Coatings Corporation discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

-	the success or failure of management's efforts to implement the Company's plan of operation;
-	the ability of the Company to raise sufficient capital to meet operating expenses;
-	the ability of the Company to compete with other companies that have a similar plan of operation;
-	the effect of changing economic conditions impacting our plan of operation;
-	the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Unlimited Coatings

Unlimited Coatings Corporation, a Nevada corporation (hereinafter the "Company", the "Registrant" or "UCCD"), is publicly traded on the pink sheets under the symbol UCCD. The Company was incorporated under the name Jack Hammer Enterprises, Inc. on August 18, 1986 and in January 1992 changed its name to International Art Services, Inc. and in March 1992 to Integrated Art Services, Inc. The Company changed its name to Worldwide Collectibles, Inc. in March 1993, which name was changed  in July 1999  to World Wide Net, Inc. In May 2001 the Company's name was changed to Unlimited Coatings Corporation. The Company is a 74.80% owned subsidiary of American International Industries, Inc., a reporting public company under the Exchange Act with its shares subject to quotation on the OTCBB under the symbol AMIN.

Acquisition and Disposition of Marald

Effective January 1999, American International Industries, Inc. purchased all of the capital stock of Marald, Inc. Marald was engaged in the business as a distributor of specialty chemicals to the automotive after-market and spray-on bed-liners for trucks. Marald also marketed specialty chemicals, including rust proofing, undercoating, fabric protectants, fuel additives, and performance enhancement chemicals related to the automotive after-market. American International Industries, Inc. acquired Marald in exchange for 35,000 restricted shares of American International Industries' common stock. This transaction was accounted for by American International Industries as purchase and was valued at approximately $652,000, based upon the market price of $0.19 per share of American International Industries' common stock.

In May 1999, American International Industries, Inc. purchased a 20% equity interest or 400,000 restricted shares (adjusted for stock splits) in the Registrant, then known as World Wide Net, Inc., for a total of $300,000. At the date of the transaction, the Registrant was an inactive, non-operating public company, with its shares subject to quotation on the pink sheets having only nominal assets. Subsequent to the acquisition of the equity interest in UCCD, American International Industries transferred its 100% ownership interest in Marald, Inc., d/b/a Unlimited Coatings, to the Registrant.

On September 12, 1999, American International acquired an additional 3,100,000 restricted shares (adjusted for stock splits) of UCCD resulting in an equity interest of 60.80% in UCCD, in exchange for 100% of the shares of Modern Film Effects, Inc., d/b/a Cinema Research Corporation, which was wholly-owned by American International Industries. As a result of the acquisition of the 3,100,000 restricted shares in UCCD in September 1999, American International Industries consolidated UCCD's financial statements into the financial statements of American International Industries as of September 30, 1999.

During 2000, American International Industries increased its equity interest in UCCD to 87.4% as a result of its transfer of 100% of the shares of Marald, Inc. d/b/a Unlimited Coatings to UCCD. The consolidated financial statements of American International Industries for its fiscal years ended December 31, 2000 and 2001 included UCCD.

UCCD's offices are maintained at the executive offices of American International Industries, 601 Cien Street, Suite 235, Kemah, Texas 77565. At present there are no operations conducted by UCCD. In October 2003, as a result of a 1 for 28 share recapitalization, the Registrant's symbol was changed from UCCC to UCCD.

Effective June 5, 2002, UCCD sold 100% of its equity interest in Marald, Inc. for total consideration of $725,000. The $725,000 consideration consisted of $225,000 in cash and one long-term note of $300,000 and a second long-term note of $300,000. UCCD recorded a $100,000 valuation reserve due to a note provision allowing satisfaction by a payment of $200,000 for early retirement of the note, and recorded a loss on the sale in the amount of $179,608, based upon UCCD's basis at June 5, 2002. Prior to the divestiture, Marald, Inc. had annual sales of approximately $2,900,000 and operating income of approximately $113,000 in 2001.

Former Business Operations of Unlimited Coatings

The description under this subheading relates to the former business operations of Marald/Unlimited Coatings until it divested such business operations in June 2002. Its present plan of operation is to seek new business opportunities or enter into a business transaction, which is described under subheading "New Business Objectives of the Company".

Marald was in the business of distributing special polyurethane chemicals, coatings and spray-on equipment for truck beds, which was Marald's primary target market. During the period that UCCD owned Marald, Marald's business objective was to expand its business operations and to achieve a presence in the southwestern markets of the United States.

The Specialty Chemicals Market

The primary target for Marald's truck bed liners was the auto dealers market, which dealers sell liners as part of the accessory package at the point of sale of the truck, and can be included as part of the financing package. Other targets for Marald included leasing companies that serviced large fleet customers and local accessory installers. The former potential fleet customers of Marald included businesses with delivery services such as soft drink distributors, construction companies, and lawn care services.

Marald sold and distributed special polyurethane chemicals and coating products that were used in a wide range of products with applications in numerous categories, including

- Automotive: Automotive applications include primers and top coats, body sealants, structural adhesives and interior and exterior trim adhesives.
- Industrial: Typical industrial applications include corrosion resistant industrial coatings, general assembly adhesives, fire-retardant textile coatings, coatings for electronic components, industrial lamination adhesives and spray-on- bed-liners for trucks.
- Consumer. Consumer applications include various consumer-applied adhesives such as chemicals, rust proofing, fabric protectants and fuel additives.
- Construction. Typical construction applications include contractor-applied architectural coatings, joint sealants and flooring and roofing adhesives.
- Packaging. Packaging applications include portion packaging and flexible consumer packaging films and foils, seam sealers and container coatings.
- Aerospace. Aerospace applications include commercial, military and general aviation coatings, composite bonding adhesives and structural epoxies.

The market of distributing special polyurethane chemicals and coatings in the U.S. is highly fragmented. We believed that a significant majority of Marald's competition were small and regional distributors. While smaller companies have successfully competed in market niches, the industry is expected to consolidate as companies seek to enhance operating efficiencies in sales and marketing, distribution, production and administrative overhead. Larger specialty chemicals distributor also benefit from a greater diversification of end-use applications, customers, technologies and geography, reducing the impact of industry or regional cyclicality.

Competition in the Specialty Chemicals Market

Some of Marald's competitors were larger companies, had greater financial resources and were less leveraged than Marald. As a result, UCCD's former competitors may have been better able to withstand a change in market conditions within the specialty chemical and coating industry throughout the economy as a whole. UCCD believes that these competitors would be able to maintain significantly greater operating and financial flexibility than Marald could.

Marald did not have independent sources of information regarding the truck bedliner market. However, competition in the spray on truck bedliner market was highly concentrated among a small number of suppliers. Marald's management believed that there were four primary competitors'; Rhino Linings, Linex, Permatech and Arma Coating. The rest of the market was fragmented among several start-up companies, who in the opinion of Marald's management, had  inferior products, application equipment and/or technique. All spray application competitors combined have captured no more than 10% of the new truck market and 5% of the used truck market. However, there were not many barriers to enter the spray-on- truck liner market or special polyurethane chemicals market.

Distribution Methods of Marald's Products and Services

UCCD, through Marald, was operating an extensive distribution and marketing network for its products and services. This network consisted of a direct sales force as well as independent agents and distributors. This network worked closely with Marald's customers to satisfy existing product needs and to identify new product opportunities. Marald's sales efforts were complemented by technical support staff, who worked together with the sales force to identify new products based on customer needs. Marald augmented its sales and marketing coverage through a network of distributors and independent agents who specialized in particular areas. This specialization allowed Marald's products and services to gain access to a broader range of distribution channels and end users and further strengthened our awareness level. Marald's sales and marketing efforts and customer relationships were enhanced by the numerous customer-specific applications Marald had developed. These applications typically resulted in significant time savings for Marald's customer and strengthened Marald's strong competitive position for certain products and solutions.

Over the years, Marald had focused its distribution efforts on high performance, environmentally safe products. These effort had led to a broad range of the distribution of Marald's products, including
- reactive epoxy liquid used as structural bonding adhesive in truck bed assembly; and
- advanced toughened epoxy systems used to bond plastics, composites and metals in automotive industry.

As a result of the extensive competition and the declining operating margins, UCCD determined to divest itself of Marald in 2002.

New Business Objectives of the Company

While UCCD had net income of $113,000 in 2001 from Marald, the Company determined that it was in the Company's best interests to divest its Marald operations. The Company determined that it would reallocate its cash resources to seeking new business opportunities, which efforts the Company believes to be in the best interest of the shareholders.

As the result of the divestiture of Marald in June 2002, UCCD has no present business operations. We have redirected our efforts and resources to seeking potential new business opportunities or business transactions with other companies. We do not intend to limit ourselves to a particular industry and have not established any particular criteria upon which we shall base our determination to consider and proceed with a business opportunity.

Our control shareholder, American International Industries, Inc., owns 16,311,280 restricted shares of common stock or 74.80% of our issued and outstanding shares. If we pursue our plan of acquiring another business or pursue another business opportunity, American International Industries would have substantial flexibility in identifying and selecting a prospective business and the Company would not be obligated nor do we intent to seek pre-approval by our unaffiliated shareholders of any acquisition of an interest in a new business opportunity. Under the laws of the State of Nevada, the consent of holders of a majority of the issued and outstanding shares, acting without a shareholders meeting, can approve an acquisition of a new business.

As a result, we would be entirely dependent on the judgment of management and American International Industries in connection with the target company selection process. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of the candidate's management and other personnel; (v) capital requirements of the acquired business; (vi) the prospective candidate's competitive position; (vii) stage of development of the the business opportunity; (viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of any business opportunity would be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting prospective new business opportunities. In connection with an evaluation of a prospective or potential business opportunities, management, with the possible assistance of an independent investment banking firm, or third party consultants, may consider to conduct a due diligence review.

The time and costs required to pursue new business opportunities or to seek to acquire other businesses, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable Federal securities laws and state "blue sky" and corporation laws, have not been ascertained with any degree of certainty, and may be extensive.

Management does not intend to devote full time to the Company, but does intend to devote an appropriate portion of its time to our affairs and, accordingly, the length of time required for the pursuit and negotiations related to any new business opportunities is uncertain. However, management will devote such time as it deems reasonably necessary to carry out our business affairs including our pursuit of business opportunities necessary to commence operations, although no assurance can be made that we will be successful in our efforts. We cannot project the percentage of management time that it will actually devote to the Company's business and affairs.

If we decide to enter into a business combination, Federal and state tax laws and regulations have a significant impact upon the structuring of a business combination. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us and our shareholders. There can be no assurance that the Internal Revenue Service or state tax authorities will ultimately agree with our tax treatment of a potential business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us and our shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a potential business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Following the effective date of this registration statement under the Exchange Act we will became a reporting company under the Exchange Act. We will become subject to the reporting requirements under the Exchange Act, including the requirement to file quarterly reports and annual reports, with the SEC and such other reports as are required under the Exchange Act. Pursuant to Section 13 and 15(d) of the Exchange Act, in the event significant acquisitions take place, we will also be required to file reports with the SEC which will include certified financial statements for the acquired company for the last two fiscal years. Consequently, acquisition prospects that do not have or are unable to obtain the required certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. After the effective date of this registration statement, the Company may be obligated to file with the SEC an Information Statement on Schedule 14C under the Exchange Act with respect to a material acquisition including disclosure regarding an acquired company's business and audited financial statements.

We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder. Various impediments to an acquisition of a business or company or a merger may arise such as appraisal rights afforded to the shareholders of a prospective acquisition under the laws of the state under which the prospective business is organized. This may prove to be deterrent to a particular business combination.

Selection of a Target Business and Structuring of a Business Combination.

At present American International Industries owns 74.80% of our issued and outstanding shares. As a result, American International Industries will have substantial flexibility in identifying and selecting a prospective target business. We will be almost entirely dependent on the judgment of management and American International Industries in connection with the selection of a target business. In evaluating a prospective target business, we will consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of management and availability of additional personnel; (v) capital requirements that may be necessary; (vi) the prospective candidate's competitive position; (vii) stage of development of the the business opportunity; (viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets such intellectual property; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation related to the merits of a particular target business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business transaction. In connection with its evaluation of a prospective target business, management, with the possible assistance of  an independent investment banking firm or third party consultants, anticipates that it will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of their facilities, as well as a review of financial, legal and other information which will be made available to us.

The time and costs required to select and evaluate a target business (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating relevant agreements and preparing documents for filing under the applicable securities laws) cannot presently be ascertained with any degree of certainty. Management intends to devote only a small portion of their time to the our affairs and, accordingly, consummation of a business combination may require a greater period of time than if our management devoted their full time to our affairs. However, management will devote such time as they deem reasonably necessary to carry out our business objective and affairs, including the evaluation of potential target businesses and the negotiation of a business combination. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiation of a business combination.

We anticipate that various prospective target businesses will be brought to our attention from various sources, including broker-dealers, investment bankers, venture capitalists and other members of the financial community and affiliated sources, including, possibly, our executive officers, directors and their affiliates. We have engage a business consultant to assist us in evaluating potential business opportunities. We may also engage other professionals or firms that specialize in finding business acquisition candidates and may pay finder's fees or other compensation. We will not advertise nor utilize promoters to seek new business opportunities or prospective target businesses. We will not publish advertisements in financial or trade publications seeking potential business acquisitions.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and their respective shareholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately agree with our tax treatment of a particular consummated business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us, the target business and their respective shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Conflicts of Interest

Management is not required to commit their full time to our affairs and it is likely that they will not devote a substantial amount of time to our affairs. As a result, the consummation of a business combination may require a greater period of time than if they would devote their full time to our affairs. However, our management may allocate such time as they deem reasonably necessary in their sole discretion  to conduct our business and affairs, including the evaluation of potential target businesses and the negotiation and consummation of a business combination. Our officers and directors may also serve from time to time as officers and directors of other reporting companies. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a target business or are engaged in active negotiation and consummation of a business combination. Management on a continuing basis intends to evaluate candidates for a potential business combination. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conducted, including seeking potential business combinations. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Nevada are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, management may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any conflicts will be resolved in our favor. Further, management does not intend, and the Company shall not enter into any transaction with any target business that is affiliated with management.

RISK FACTORS

The following important factors, among others, could cause actual results or plans to differ from those indicated in forward-looking statements made in this document.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES
At present, we have no business operations and our business activities are limited to seeking potential business opportunities. Our historical financial information contained in this registration statement is of limited value to potential investors in evaluating any investment in our securities. Due to our financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objective of a business combination. We have only limited resources and have no operating income, revenues or cash flow from operations. American International Industries, the Registrant's control shareholder, is providing the Company with limited funding, on a as needed basis, necessary for us to continue our corporate existence, pay our audit fees, related administrative expenses and pursue our objective of new business opportunities, as well as funding the costs of becoming a reporting company under the Exchange Act. American International Industries has not agreed in writing to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we enter into a new business or acquire an entity that generates revenues, of which there can be no assurance. There can be no assurance that any business that may be acquired by us will generate any material revenues from operations or operate on a profitable basis.

BROAD DISCRETION OF MANAGEMENT
The filing of this registration statement on Form 10-SB/12g under the Exchange Act does not involve the offering of any securities. Investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a prospective business, whether by acquisition or commencement of a new business operation. There can be no assurance that determinations ultimately made by our management will permit us to achieve our business objectives and plan of operation.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED
Our common stock is subject to quotation on the pink sheets. There has only been very limited trading activity in our common stock. There can be no assurance that a more active trading market will commence in our securities either before or following any new business transaction. Further, in the event that an active trading market commences, there can be no assurance as to the level of any market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS; UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS
We have not yet identified any prospective business or industry in which we may seek to become involved and therefore, there is no basis for shareholders to evaluate any possible merits or risks associated with potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable company or an entity that is in its early stage of development or growth, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries that experience rapid growth. Although, management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity. There can be no assurance that any prospective business which we may enter into will ultimately prove to be more favorable to shareholders than any other investment opportunity available to them.

CONFLICTS OF INTEREST
Our officers and directors are not required to commit their full time to our affairs. Therefore, there may be a conflict of interest in allocating management time among their various business activities. However, our officers and directors will devote such time as they deem reasonably necessary, in their sole discretion, to conduct our business and affairs, including the evaluation of potential new business opportunities and the negotiation and consummation of a  business combination. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a new prospective business opportunity or are engaged in active negotiations. Due to our management's multiple business affiliations, management may have legal obligations to present certain business opportunities to multiple entities including the Company. There can be no assurance that any conflicts will be resolved in our favor.

COMPETITION
We expect to encounter intense competition from other entities seeking to pursue new business opportunities or business combinations. Many of these entities are well-established and have extensive experience identifying new prospective business opportunities or in effecting business combinations and possess far greater financial, technical, human and other resources than does the Company. Based upon our limited financial resources, we lack the resources compared to many of our potential competitors. There can be no assurance that we will have the ability to compete successfully in our business plan.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION
Pursuant to the requirements of Section 13 of the Exchange Act, following the effective date of the Registrant's Form 10-SB/12g, we will be required to file quarterly reports on Form 10-QSB and annual reports on Form 10-KSB, which latter report must contain our audited financial statements on an annual basis. Further, as a reporting company under the Exchange Act, we will be required to disclose information about significant acquisitions and other material events on Form 8-K and within 60 days following any business combination we will be required to file a Form 8-K/A containing audited financial statements of the acquired company. While obtaining audited financial statements is typically the economic responsibility of the acquired company, it is possible that a potential target company is a private non-reporting company without audited financial statements. The additional time and costs that may be incurred to have an independent public accountant conduct an audit and prepare audited financial statements in compliance with SEC regulations may significantly delay or preclude consummation of an otherwise desirable business combination transaction. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the Company is subject to the reporting requirements of the Exchange Act. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us in a timely manner in connection with a business combination transaction. In the event where audited financial statements are unavailable, we could be in position where we are not deemed current under the Exchange Act. In order for our shares of common stock to be eligible for quotation on the OTCBB, and to remain subject to quotation, of which there can be no assurance, the Company and any successor reporting company must remain current under the Exchange Act.

WE MAY REQUIRE ADDITIONAL FINANCING
Due to the fact that we have no revenues and no material business activities, we are entirely dependent upon the willingness of American International Industries to fund the costs associated with compliance with the filing requirements under the Exchange Act, and other  administrative costs associated with our corporate existence. We may not generate any revenues until the consummation of a business combination or the commencement of new business operations. We anticipate that we will have sufficient resources, however limited, to continue to pay accounting fees and other miscellaneous expenses that are required until we commence business operations or enter into a business combination. If American International Industries fails to provide financing to the Company, it would have a material adverse affect on our ability to pursue our business plan. We do not have any arrangements with any third party to provide financing and there can be no assurance that any such arrangement, if required, would be available on terms deemed to be commercially acceptable and in our best interests.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES
The class of common stock to be registered under the Exchange Act has not been registered for resale under the Act or the "blue sky" laws of any state. The holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

It is the intention of the management following the consummation of a business combination or the commencement of a new business operation to seek coverage and publication of information regarding the Company in an accepted publication which permits a manual exemption. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS UNLIKELY
We do not expect to pay dividends for the foreseeable future because we have no revenues or capital and any potential business operations or acquisition will require the use of our limited financial resources. The payment of dividends, if any, will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is our expectation that any future management following the commencement of a new business or consummation of a business combination will determine to retain all earnings, if any, for use in the future business operations and accordingly, we do not anticipate that the Company will declare any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES
Our Articles of Incorporation authorize the issuance of 195,000,000 shares of common stock, par value $0.0001 and 5,000,000 shares of preferred stock, par value $0.0001. At the date of filing this amended registration statement, we have issued 21,800,000 shares of common stock issued and no preferred shares issued. We may issue additional shares of common stock in consideration for legal and consulting services as well as additional shares in connection with our intent to pursue new business opportunities or to enter into a business combination. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. If we issue shares of common stock in connection with any new business opportunity or combination, a change in control of the Company may occur. This may affect, among other things, our ability to utilize net operating loss carry forwards, if any. The issuance of additional shares of common stock may adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

COMPLIANCE WITH PENNY STOCK RULES
Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of common stock is less than $5. Unless our common stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could additionally limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION Back to Table of Contents

The following discussion of the Company's plan of operation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview

All our current activities are related to seeking a new business opportunity or business combination and we will use our limited personnel and financial resources in connection with such activities. It may be expected that entering into a new business opportunity or business combination will involve the issuance of restricted shares of common stock.

Liquidity and Capital Resources

At June 30, 2004 and December 31, 2003, we had assets of $847,771 and $839,120 and there were no current liabilities for the reporting periods, respectively. Our accumulated deficit at June 30, 2004 and December 31, 2003 was $106,000 and $114,522 , respectively.

During the six-month period ended June 30, 2004, we had no financing activities.

We have been dependent upon interim funding from American International Industries, our control shareholder, to pay our operating and administrative expenses. We have no written finance agreement with American International Industries to continue to advance funding to pay these expenses.

We may seek to raise capital through the sale of debt or equity securities as part of our plan of operation to seek new a business opportunity or business combination. We have no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all.

We anticipate that in connection with the commencement of a new business opportunity or consummation of a business combination, we will issue a substantial number of additional restricted shares or other securities. If such additional securities are issued, our shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of shares are issued in connection with a business combination, a change in control may be expected to occur.

Our inability to borrow funds or raise funds through the issuance of debt or equity securities at acceptable terms may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination.

ITEM 3. DESCRIPTION OF PROPERTY Back to Table of Contents

The Registrant's corporate office is located at the offices of American International Industries, Inc., 601 Cien Street, Suite 235, Kemah, TX 77565, which space is  provided to us on a rent-free basis. These facilities consist of approximately 1,300 square feet of executive office space and are leased by American International Industries from an unaffiliated third party. The Registrant believes that the office facilities are sufficient for the foreseeable future and this arrangement will remain until we find a new business opportunity or consummate a business combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Back to Table of Contents

The table below discloses any person (including any "group") who is known to the Registrant to be the beneficial owner of more than five (5%) percent of the Registrant's voting securities. As of September 17, 2004, the Registrant had 21,800,000 shares of common stock issued and outstanding. All numbers are adjusted for the twenty for one forward stock split adopted August 3, 2004.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	American International Industries, Inc. 601 Cien Street, Suite 235, Kemah, TX 77565	16,311,280 shares	74.80%
Common Stock	Gary D. Woerz, President and CFO 601 Cien Street, Suite 235, Kemah, TX 77565	0 shares	0.00%
Common Stock	Daniel Dror, Chairman of the Board 601 Cien Street, Suite 235, Kemah, TX 77565	0 shares	0.00%
Common Stock	John W. Stump, III, Director 601 Cien Street, Suite 235, Kemah, TX 77565	0 shares	0.00%
Common Stock	Jack Talan 3484 Southwest, Brentwood Drive, Portland, OR 97201	1,063,840 shares	4.90%
Common Stock	Orekoya Capital Corp. 3th Street, Santa Clara, Plaza Panama, Republic of Panama	1,800,000 shares	8.57%
Common Stock	All officers and directors as a group (3 people)	0 shares	0.00%

To the knowledge of the Registrant, there are no arrangements which may result in a change in control of the Registrant. However, in the event that the Registrant enters into a business combination with an operating entity, it may be expected that it will experience a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Back to Table of Contents

At present, we have one officer and two directors. We may elect one or more additional directors and appoint additional officers in connection with our intent to pursue new business opportunities or entering into a business combination. Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:

Name	Age	Positions
Gary D. Woerz	58	President and CFO
Daniel Dror	63	Chairman of the Board
John W. Stump, III	59	Director

The Company is not subject to the reporting requirements of the Exchange Act. As a result, officers, directors and five percent shareholders are not obligated to file reports under Section 16(a).

Gary D. Woerz, President and Chief Financial Officer of the Company since June 2002, serves also as Chief Financial Officer of American International Industries, Inc. From 2000 to 2002, Mr. Woerz served as Chief Financial Officer of Phymetrics, Inc., which was a subsidiary of High Voltage Engineering, (HVE). Phymetrics was a multi-divisional manufacturing and laboratory service company. From 1998 to 2000, Mr. Woerz served as Chief Financial Officer of Virtual Founders LLC, San Jose, CA, whose business involved investment banking and management consulting services to development stage high technology companies.

Daniel Dror has served as Chairman of the Board and Chief Executive Officer of the Company since September 1999. Mr. Dror is also CEO, President and Chairman of American International Industries, Inc. From 1994 to 1997, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Kleer-Vu Industries, Inc., a public company.

John W. Stump, III has been a director of the Company since September 1999 and served as Chief Financial Officer of American International Industries, Inc. from August 1998 through October 23, 2003. Mr. Stump served as the Company's vice president from August 2001 to May 2002. From December 1996 to October 1997, Mr. Stump served as Chief Executive Officer of Changes International. From April 1996 to December 1996, Mr. Stump served as Chief Operating Officer and Chief Financial Officer of Nutrition Resources, Inc. From February 1993 to April 1996, Mr. Stump served as Acquisitions Analyst for Movie Gallery, Inc. Mr. Stump is a Certified Public Accountant and has over twenty years of financial and accounting management experience including public reporting and investor relations.

Prior Business Experience of Officers and Directors

None of the Registrant's officers and directors has been involved in any blank check companies.

ITEM 6. EXECUTIVE COMPENSATION Back to Table of Contents

The following table contains the executive compensation to the Registrant's executive officer for the periods set forth below. No executive compensation was paid during the fiscal years 2003, 2002 and 2001.

Summary Compensation Table
Long Term
		Annual Compensation			Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Gary D. Woerz, President and CFO (1)	2003	---	---	---	---	---	---
	2002	---	---	---	---	---	---
John W. Stump, III (2)	2002	---	---	---	---	---	---
	2001	---	---	---	---	---	---
Juan Carlos Martinez (3)	2002	---	---	---	---	---	---
	2001	---	---	---	---	---	---

(1) Mr. Woerz received no compensation from the Registrant for serving as President and CFO.
(2) Mr. Stump served as the Company's Vice President from August 2001 to May 2002.
(3) Mr. Martinez served as the Company's CEO and President from October 2000 to May 2002,

The Company has no employment agreement with any of its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Back to Table of Contents

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $60,000.

ITEM 8. DESCRIPTION OF SECURITIES Back to Table of Contents

The authorized capital stock of the Company consists of 200,000,000 shares. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our certificate of incorporation and by-laws, copies of which are filed herewith.

Common Stock
Our Articles of Incorporation authorize the issuance of 195,000,000 shares of common stock, par value $0.0001. Our Certificate Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction.

Undesignated Preferred Stock
Our Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $0.0001, and vest in the Company's board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

The board of directors is authorized, without further action by our shareholders, to provide for the issuance of preferred shares and any preferred shares so issued would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

Transfer Agent
The transfer agent for the Company's shares of common  stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, UT 84111.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Back to Table of Contents

(A) Market Information
Our common stock is subject to quotation on the pink sheets under the symbol "UCCD". Although our common stock has been quoted from time to time on the pink sheets, to the best knowledge of the Company, there has been no trading activity for approximately the past two years. The following table shows the high and low bid prices for the Company's common stock during the last three fiscal years as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions. The quotes below reflect a twenty for one stock recapitalization adopted August 3, 2004.

	High	Low
Year Ended December 31, 2003
Quarter ended December 31, 2003	$7.50	$1.30
Quarter ended September 30, 2003	1.69	0.03
Quarter ended June 30, 2003	0.06	0.03
Quarter ended March 31, 2003	0.03	0.03

Year Ended December 31, 2002
Quarter ended December 31, 2002	$0.06	$0.02
Quarter ended September 30, 2002	0.05	0.02
Quarter ended June 30, 2002	0.05	0.03
Quarter ended March 31, 2002	0.05	0.05

Year Ended December 31, 2001
Quarter ended December 31, 2001	$0.10	$0.00
Quarter ended September 30, 2001	0.01	0.00
Quarter ended June 30, 2001	0.20	0.00
Quarter ended March 31, 2001	0.06	0.00

(b) Approximate Number of Holders of Common Stock
On June 30, 2004, there were approximately 60 shareholders of our common stock.

(c) Dividends
We currently do not pay cash dividends on our common stock and have no plans to reinstate a dividend on our common stock.

(d) Equity Compensation Plans
We have no equity compensation plans.

At the time of filing of this registration statement on Form 10-SB/12g/a, there is no common stock that is subject to outstanding options or warrants to purchase common equity of the Company. There are currently 4,360,000 shares of common stock that could be sold pursuant to Rule 144(k) under the Act.

It is the position of the Securities and Exchange Commission, in a No Action Letter to OTC Compliance at the NASD, dated January 21, 2000, that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Act.

ITEM 2. LEGAL PROCEEDINGS Back to Table of Contents

The Registrant's officers and directors are not aware of any threatened or pending litigation to which the Registrant is a party or which any of its property is the subject and which would have any material, adverse effect on the Registrant.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Back to Table of Contents

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES Back to Table of Contents

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received. All of the share information has been adjusted for the twenty for one share recapitalization adopted August 3, 2004.

Date	Title	Shares Sold	Persons	Cash or Non Cash Consideration
11/05/2001	Common Stock	709,220 shares	Jack Talan	Conversion of $221,000 debt into equity
12/24/2001	Common Stock	354,610 shares	Juan Carlos Martinez	For services as officer valued at $25,000 or $0.07 per share
04/22/2002	Common Stock	141,844 shares	John W. Stump, III	For services as officer valued at $10,000 or $0.07 per share
11/22/2002	Common Stock	1,063,840 shares	Jack Talan	Conversion of $180,000 debt into equity
08/25/2004	Common Stock	1,800,000 shares	Orekoya Capital Corp.	For consulting services valued at $125,000 or $0.07 per share.

The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS Back to Table of Contents

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

ITEM 1. FINANCIAL STATEMENTS Back to Table of Contents

Financial Statements for the six-month period ended June 30, 2004 and for the years ended December 31, 2003 and 2002.

R. E. Bassie & Co.
Certified Public Accountants

6671 Southwest Freeway, Suite 550
Houston, Texas 77074
Tel: (713) 272-8500 Fax: (713) 272-8515
E-Mail: Rebassie@aol.com

Report of Independent Registered Accounting Firms Back to Table of Contents

The Board of Directors and Stockholders Unlimited Coatings Corporation:

We have audited the consolidated balance sheets of Unlimited Coatings Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unlimited Coating Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ R. E. Bassie & Co.

Houston, Texas

March 12, 2004

UNLIMITED COATINGS CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets Back to Table of Contents
December 31, 2003 and 2002

	(Unaudited)
	June 30,
	2004	2003	2002
Assets
Current assets:
Cash	$390	$3,542	$499
Accounts receivable	-	-	2,500
Amount due from affiliates	391,912	370,312	321,582
Total current assets	392,302	373,854	324,581

Long-term notes receivable	455,469	465,266	489,443
Total assets	$847,771	$839,120	$814,024
Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	129	-	-
Total liabilities	$129	$-	$-

Stockholders' equity:
Preferred stock, $0.0001par value.
Authorized 5,000,000 shares: none issued
Common stock, $0.0001 par value. Authorized 195,000,000 shares:
1,000,000 shares issued and outstanding at June 30, 2004 and December 31, 2003 and 2002	100	100	100
Additional paid-in capital	953,542	953,542	953,542
Accumulated deficit	(106,000)	(114,522)	(139,618)
Total stockholders' equity	847,642	839,120	814,024
Total liabilities and stockholders' equity	$847,771	$839,120	$814,024

See accompanying notes to consolidated financial statements

UNLIMITED COATINGS CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations Back to Table of Contents
Years ended December 31, 2003 and 2002
(Six-month period ended June 30, 2004 (Unaudited))

	(Unaudited)
	Six months
	ended
	June 30, 2004	2003	2002
Revenues	$-	$-	$1,270,401
Costs and expenses:
Cost of sales	-	-	1,016,327
Selling, general and administrative	2,801	3,689	237,029
Total operating expenses	2,801	3,689	1,253,356

Operating income (loss)	(2,801)	(3,689)	17,045

Other income (expenses):
Interest income	11,323	28,785	13,481
Loss on sale of subsidiary	-	-	(179,608)
Management fees	-	-	(126,850)
Interest expense	-	-	(3,260)
Other income	-	-	4,646
Total other income (expenses)	11,323	28,785	(291,591)

Net income (loss) before income tax	8,522	25,096	(274,546)
Provision for income tax	-	-	-
Net income (loss) applicable to common shareholders	$8,522	$25,096	$(274,546)

Net income (loss) per common share - basic and diluted	$0.01	$0.03	$(0.27)

Weighted average common shares - basic and diluted	1,000,000	1,000,000	1,000,000

See accompanying notes to consolidated financial statements

UNLIMITED COATINGS CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity Back to Table of Contents
For the years ended December 31, 2003 and 2002
(Six-month period ended June 30, 2004 (Unaudited))

			Additional		Total
	Common Stock		paid-in	Accumulated	stockholders'
	shares	amount	capital	deficit	equity
Balance, January 1, 2001	26,000,000	$26,000	$927,642	$134,928	$1,088,570
Five-for-one reverse stock split	(25,000,000	(25,900)	25,900	-	-
Net loss	-	-	-	(274,546)	(274,546)
Balance, December 31, 2002	1,000,000	100	953,542	(139,618)	814,024

Net income	-	-	-	25,096	25,096
Balance, December 31, 2003	1,000,000	100	953,542	(114,522)	839,120

Net income	-	-	-	8,522	8,522
Balance, June 30, 2004	1,000,000	$100	$953,542	$(106,000)	$847,642

See accompanying notes to consolidated financial statements

UNLIMITED COATINGS CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows Back to Table of Contents
Years ended December 31, 2003 and 2002
(Six-month period ended June 30, 2004 (Unaudited))

	(Unaudited)
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$8,522	$25,096	$(274,546)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization of property and equipment	-	-	71,373
Loss on sale of subsidiary	-	-	179,608
(Increase) decrease of operating assets:
Accounts receivable	-	2,500	(72,682)
Inventories	-	-	(115,007)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	129	-	8,417
Net cash provided by (used in) operating activities	8,651	27,596	(202,837)

Cash flows from investing activities:
Capital expenditures for property and equipment	-	-	(129,972)
Proceeds from payments on long-term notes receivable	9,797	24,177	-
Amount due from affiliates	-	-	291,960
Note receivable/payable to related party	(21,600)	(48,730)	(79,650)
Net cash provided by (used in) investing activities	(11,803)	(24,553)	82,338

Cash flows from financing activities:
Proceeds from short-term borrowings	-	-	100,780
Proceeds from long-term borrowings	-	-	20,218
Net cash provided by financing activities	-	-	120,998

Net increase (decrease) in cash	(3,152)	3,043	499
Cash at beginning of year	3,542	499	-
Cash at end of year or period	$390	$3,452	$499

See accompanying notes to consolidated financial statements

UNLIMITED COATINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Back to Table of Contents
December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, OWNERSHIP AND BUSINESS

Unlimited Coatings Corporation, f/k/a World Wide Net, Inc., (the Company or UCCC), through its wholly owned subsidiary, Marald, Inc. (Marald), was in the business of distributing special polyurethane chemicals and selling distributorships and equipment for new business ventures primarily used for spray-on bed-liners for truck beds, marketed through a network of independent distributors. UCCC is 74.80% owned subsidiary of American International Industries, Inc. (AIII).

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

ACCOUNTS RECEIVABLE

Accounts receivable consist primarily of trade receivables, net of a valuation allowance for doubtful accounts.

INVENTORIES

Inventories are valued at the lower-of-cost or market on a first-in, first-out basis.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of other income or expense. Depreciation is computed over the estimated useful lives of the assets (5-20 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.

INTANGIBLE ASSETS

The Company amortizes goodwill over a 15-year period and the noncompete agreements over their terms of 5 to 6 years on a straight-line basis. SFAS No. 142 eliminates the amortization of goodwill, and requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The Company adopted SFAS No. 142 effective January 1, 2002.

IMPAIRMENT OF LONG-LIVED ASSETS

Realization of long-lived assets, including goodwill, is periodically assessed by the management of the Company. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. In management's opinion, there is no impairment of such assets at December 31, 2003 and 2002.

REVENUE RECOGNITION

The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

INCOME TAXES

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

EARNINGS (LOSS) PER SHARE

The basic net earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of shares outstanding during a period. Diluted net earnings (loss) per common share is computed by dividing the net earnings (loss), adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

MANAGEMENT'S ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.

NEW STANDARDS IMPLEMENTED

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this Statement were effective for the December 31, 2002 financial statements.

SFAS 149 - In April 2003, the FASB issued SFAS 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In general, this Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the Company's financial condition or results of operations.

SFAS 150 - In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial condition or results of operations.

FASB Interpretation No. 45 - In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others (FIN 45). Beginning with transactions entered into after December 31, 2002, FIN 45 requires certain guarantees to be recorded at fair value, which is different from prior accounting practices, which was generally to record a liability only when a loss was probable and reasonably estimable, as defined in SFAS 5, Accounting for Contingencies. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the Company to make payments to a guaranteed third-party based on changes in an underlying asset, liability, or an equity security of the guaranteed party. In accordance with FIN 45 the Company will record guarantees entered into after December 31, 2002, as a liability, at fair value.

(2) DIVESTITURE

MARALD, INC.

Effective June 5, 2002, the Company sold 100% of its investment in Marald, Inc. for total consideration of $725,000. The consideration received consists of $225,000 in cash and one long-term note receivable in the amount of $300,000, due in monthly installments of $3,484, including interest at 7%, and another long-term note receivable with a face amount $300,000, reduced by a $100,000 valuation reserve due to a provision which allows for a payment of $200,000 for early retirement of the note. Interest and principal on the second note is due October 2007. The Company recorded a loss on the sale in the amount of $179,608, based on the Company's investment in Marald, Inc. in the amount of $904,608 at June 5, 2002. Marald, Inc. had annual sales of approximately $2,900,000 and operating income of approximately $113,000 in 2001.

(3) INCOME TAXES

A reconciliation of income taxes at the federal statutory rate to amounts provided for the years ended December 31, are as follows:

	December 31
	2003	2002
Tax expense/(benefit) computed at statutory rate for continuing operations	$(1,300)	$6,000
Loss on sales of subsidiary	-	(62,800)
Other	10,100	(39,200)
Change in valuation allowance, net of tax (benefit) of operations	(8,800)	96,000
Tax expense/(benefit) for continuing operations	$-	$-

The Company's parent has current net operating loss carryforwards in excess of $2,000,000 as of December 31, 2003, to offset future taxable income, which expire 2023.

Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:

		December 31
		2003		2002
Deferred tax assets:	$		$
Net operating loss		1,300		96,000
Total deferred tax asset		1,300		96,000
Valuation allowance		(1,300)		(96,000)
Net deferred asset		$-		$-

At December 31, 2003, the Company provided a 100% valuation allowance for the deferred tax asset because given the volatility of the current economic climate, it could not be determined whether it was more likely than not that the deferred tax asset/(liability) would be realized.

PART III

ITEM 1. INDEX TO EXHIBITS Back to Table of Contents

Exhibit No.	Description
3(i)	Articles of Incorporation, as amended, attached to the Registrant's Form 10-SB/12g filed on August 24, 2004.
3(ii)	Bylaws, attached to the Registrant's Form 10-SB/12g filed on August 24, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004

Unlimited Coatings Corporation
By: Gary D. Woerz, President and Chief Financial Officer
/s/ Gary D. Woerz

Unlimited Coatings Corporation
By: Daniel Dror, Chairman of the Board
/s/ Daniel Dror